Filed by Sirius International Insurance Group, Ltd.

pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Filer:  Sirius International Insurance Group, Ltd.

Subject Company: Easterly Acquisition Corp.

(SEC File No. 001-37522)

SIRIUS GROUP ANNOUNCES KEY PROMOTIONS AND MANAGEMENT COMMITTEE

Hamilton, Bermuda and New York, NY — On September 10, 2018, Sirius International Insurance Group, Ltd. (“Sirius Group”), a global multi-line insurance and reinsurance group, announced key promotions and the formation of a new management committee. These changes are being made in anticipation of the previously announced business combination of Sirius Group with Easterly Acquisition Corp. (“Easterly”), pursuant to which Easterly will merge with and become a wholly owned subsidiary of Sirius Group, and Sirius Group will become a publicly listed company.

Kernan V. (Kip) Oberting was appointed as President of Sirius Group, and will manage the corporate, investment management, finance and public company financial reporting functions of Sirius Group. He will also continue to serve as Chief Financial Officer of Sirius Group and President of Sirius Capital Markets, Inc.

Monica Cramér Manhem was appointed to the newly created role of Chief Operating Officer of Sirius Group, and will be responsible for the day-to-day administration and operation of the insurance and reinsurance businesses of Sirius Group. She will also continue to serve as President and Chief Executive Officer of Sirius International Insurance Corporation (publ.).

Gene Boxer was appointed to the newly created role of Chief Strategy Officer of Sirius Group, and will be responsible for guiding the development and driving the delivery of the company’s strategic initiatives. He will also continue to serve as Executive Vice President, Group General Counsel of Sirius Group.

Each of Mr. Oberting, Ms. Cramér Manhem and Mr. Boxer will continue to report to Chairman and Chief Executive Officer, Allan L. Waters, and will serve with Mr. Waters on Sirius Group’s new Management Committee. The Committee is the senior decision-making body responsible for the oversight of the day-to-day business operations of Sirius Group.

Mr. Waters said, “The strength of Sirius lies in its people. Each of Kip, Monica and Gene exemplify the talent, experience, culture and work ethic of our organization. Monica has been with Sirius Group affiliates since 1985 and has been a key architect of our underwriting engine. Kip joined the team in 1995 and has been in the middle of our M&A, capital and strategic planning from day one. Gene, while newer to the team, hit the ground running and has shown extraordinary skills in managing our recent M&A transactions and public company preparations. Talent and culture run deep in Sirius; these three are the tip of the iceberg.”

About Sirius Group

Sirius Group is a Bermuda-based holding company with operating companies in Bermuda, Stockholm, New York and London. Established in 1945, Sirius Group, utilizing its unique global branch network, provides multi-line insurance and reinsurance in over 140 countries including lead capacity for property, accident & health and other exposures. Sirius Group maintains a disciplined and professional underwriting approach, superior risk evaluation, and best-in class pricing technology. Sirius Group wrote gross written premiums of $1.4 billion in 2017.

Additional information is available at Sirius Group’s website located at www.siriusgroup.com.

Additional Information about the Transaction and Where to Find It

This communication relates to a proposed business combination (the “Proposed Transaction”) between Easterly and Sirius Group and may be deemed to be solicitation material in respect of the Proposed Transaction. Easterly previously filed with the SEC reports on Form 8-K regarding the Proposed Transaction contemplated by the Merger Agreement, which included the Merger Agreement and the Amendment to the Merger Agreement as exhibits thereto. All parties desiring details regarding the Proposed Transaction, including the Merger, are urged to review these documents, which are available at the SEC’s website (http://www.sec.gov) The Proposed Transaction will be submitted to the stockholders of Easterly for their approval. In connection with the Proposed Transaction, Sirius Group has filed with the SEC a Registration Statement on Form S-4 that included a proxy statement of Easterly and a prospectus of Sirius Group. This communication is not a substitute for the Registration Statement on Form S-4 or any other documents that Sirius Group or Easterly may file with the SEC or that Easterly may send to its stockholders in connection with the Proposed Transaction. After the Registration Statement on Form S-4 is declared effective, Easterly will mail a definitive proxy statement/prospectus to its stockholders in connection with Easterly’s solicitation of proxies for the special meeting of Easterly stockholders to be held to approve the business combination and related transactions. This press release does not contain all the information that should be considered concerning the Proposed Transaction, including relevant risk factors that will be included in the preliminary proxy statement/prospectus. It is not intended to provide the basis for any investment decision or any other decision in respect to the Proposed Transaction. Easterly stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus, the amendments thereto, and the definitive proxy statement/prospectus (including any documents incorporated by reference therein), as these materials will contain important information about Sirius Group, Easterly and the Proposed Transaction. Investors and stockholders can obtain free copies of the preliminary proxy statement/prospectus and other documents filed with the SEC by Sirius Group and Easterly through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the preliminary proxy statement once it is available from Sirius Group and Easterly by accessing Sirius Group’s website at www.siriusgroup.com and Easterly’s website at www.easterlyacquisition.com.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell any securities, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Easterly and Sirius Group, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Easterly stockholders in respect of the Proposed Transaction. Information about the directors and executive officers of Easterly is set forth in Easterly’s Annual Report on Form 10-K for the year ended December 31, 2017. Information about the directors and executive officers of Sirius Group and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, are set forth in the preliminary proxy statement/prospectus. Investors may obtain additional information about the interests of such participants by reading such preliminary proxy statement/prospectus.

Contact:

Sirius Group

Michael A. Papamichael

Sirius International Insurance Group, Ltd.

(212) 312-0219

Michael.papamichael@siriusgroup.com